9635 Granite Ridge Drive Suite 100 San Diego, CA 92123 Phone 858-459-7800

May 1, 2015

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Attention:	Tom Jones, Esq.

Re:	Aethlon Medical, Inc.
Withdrawal of Registration Statement on Form S-1 (File No. 333-203487)

Dear Mr. Jones:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Aethlon Medical, Inc. (the “Registrant”) hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-203487), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was filed with the Commission on April 17, 2015 and has not been declared effective.

In light of current market conditions, the Registrant has determined not to proceed with the public offering contemplated by the Registration Statement. The public offering would have been a discretionary financing for the Registrant.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant requests that, in accordance with Rule 457(p) promulgated under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Thank you for your consideration of this request. Should you have any questions or require further information regarding this request, please contact Jennifer A. Post, Esq. of Raines Feldman LLP by phone at 310-440-4100, by facsimile at 310-499-5922, or by email at jpost@raineslaw.com.

Very truly yours,

AETHLON MEDICAL, INC.

/s/ James A. Joyce

James A. Joyce

Chief Executive Officer

cc: Jennifer A. Post, Esq., Raines Feldman LLP